Mail Stop 4561

May 28, 2009

Michael E. Lehman
Chief Financial Officer and
Executive Vice President
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

      **Re:    Sun Microsystems, Inc.**
                **Form 10-K for Fiscal Year Ended June 30, 2008**
                **File No. 000-15086**

Dear Mr. Lehman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Mark Kronforst
                Accounting Branch Chief